April 3, 2020

J. Kevin Willis
Senior Vice President and Chief Financial Officer
Ashland Global Holdings Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

       Re: Ashland Global Holdings Inc.
           Form 10-K for Fiscal Year Ended September 30, 2019
           Filed November 25, 2019
           File No. 333-211719

Dear Mr. Willis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services